Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Ingram Micro Holding Corporation of our report dated April 12, 2022, except for the additional entity-wide disclosure of net sales by product category included in Note 12 to the consolidated financial statements, as to which the date is September 19, 2022, and except for the effects of the restatement discussed in Note 3 (not presented herein) to the consolidated financial statements appearing in the Company’s seventh amendment to the draft registration statement on Form S-1, as to which the date is September 15, 2023, relating to the financial statements and financial statement schedule of Ingram Micro Inc. (Predecessor), which appears in Amendment No. 1 to the Registration Statement on Form S-1 (No. 333-282404) of Ingram Micro Holding Corporation.

/s/ PricewaterhouseCoopers LLP

Irvine, California

October 23, 2024